SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 4Q22 HIGHLIGHTS	5
1.1 CONSOLIDATED	5
1.2 ESG	6
2. VALUE CREATION STRATEGY	7
3. GLOBAL PETROCHEMICAL INDUSTRY	12
4. PERFORMANCE BY SEGMENT	15
4.1 BRAZIL	15
4.2 UNITED STATES & EUROPE	26
4.3 MEXICO	28
5. CONSOLIDATED FINANCIAL OVERVIEW	32
5.1 REVENUE BY REGION	33
5.2 COST OF GOODS SOLD (COGS)	33
5.3 OTHER REVENUE (EXPENSE), NET	33
5.4 RECURRING EBITDA	34
5.5 FINANCIAL INCOME (EXPENSE)	36
5.6 NET INCOME	37
5.7 INVESTMENTS	37
5.8 CASH FLOW	39
5.9 DEBT MATURITY PROFILE AND RATING	40
6. ESG	43
6.1 ENVIRONMENTAL	43
6.2 SAFETY AND SOCIAL RESPONSIBILITY	44
6.3 CORPORATE GOVERNANCE	45
7. CAPITAL MARKETS	45
8. LIST OF ANNEXES:	47

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and world leader in biopolymers, announces its 4Q22 and 2022 earnings release schedule. Details are as follows.

4Q22 and 2022 Earnings Conference Call / Webcast
(in English with simultaneous translation into Portuguese)
March 23, 2023 (Thursday)
11 a.m. (Brasília)
10 a.m. (US EST)
7 a.m. (Los Angeles)
2:00 p.m. (London)
Participants: +55 (11) 4090 1621
                 +1 (412) 717-9627
Code: Braskem
Webcast
Portuguese: Click here
English: Click here

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

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Diversified portfolio of products, operations in Brazil and abroad lead Braskem to a good result in 2022

Registered Recurring EBITDA was R$10.6 billion and cash generation was R$3.3 billion

1.	4Q22 HIGHLIGHTS
1.1	CONSOLIDATED

▪	During the fourth quarter of 2022, petrochemical and chemical products spreads in the international market continued to be impacted by the dynamics between global supply and demand. Several factors contributed to the lower demand in the period, including (i) the “zero-COVID” policy measures impacting China’s growth; and (ii) the uncertainties of the scenario in the United States and Europe. Additionally, the increase in products supply with the new PE and PP capacities coming online in the United States and in China also contributed to decline the petrochemical and chemical spreads in the international market.
▪	In this scenario, the Company’s Recurring EBITDA in 4Q22 was negative in US$32 million (-R$168 million), a decrease from 3Q22 and 4Q21, mainly explained by (i) the lower international spreads for PE, PP, PVC and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; (ii) the lower sales volume of resins and main chemicals in the Brazil segment, of PP in Europe and of PE in the Mexico segment; (iii) the seasonal restatement of provisions, with no impact on cash generation, in the amount of around R$248 million; and (iv) the 6% appreciation of the Brazilian real against the U.S. dollar between 4Q22 and 4Q21. These effects were partially offset by the higher sales volume of Green PE in the Brazil segment and PP in the United States.
▪	In 2022, the Company's Recurring EBITDA was US$2.1 billion, 64% lower than 2021, due to (i) the lower international spreads for PE, PP and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; (ii) the lower sales volume of main chemicals in the Brazil segment and of PP in the United States and Europe segment; and (iii) the accounting effect of realization of inventories[1] in the net amount of US$84 million (R$435 million). In Brazilian real, Recurring EBITDA was R$10.6 billion, a decrease of 65% from 2021, due to the 4% appreciation in the Brazilian real against the U.S. dollar.
▪	In the quarter, the Company registered a net loss[2] of R$1.7 billion, and in the year, the Company registered a net loss attributable to shareholders of R$336 million.

1 Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

2 Based on net income (loss) attributable to the shareholders of the Company.

5

▪	Recurring cash generation was R$922 million and return[3] on cash flow was 33% in 4Q22. Considering the payments related to the geological event in Alagoas made in 4Q22, the Company registered cash generation of R$155 million and return[3] on cash flow of 18%. In the year, the Company’s recurring cash generation was R$6.0 billion, and considering the payments related to the geological event in Alagoas, cash generation was R$3.3 billion.
▪	The cash position was of US$2.4 billion, a level that guarantees the coverage of liabilities coming due over the next 60 months. Note that this position does not include the international stand-by credit facility in the amount of US$1.0 billion, with maturity in 2026.
▪	Thus, Corporate leverage, measured by the ratio of adjusted net debt to Recurring EBITDA[4] in U.S. dollar, remained healthy, ending the year at 2.42x.

1.2	ESG

Environmental

▪	Materiality Matrix Review: in line with the Global Reporting Initiative (GRI), Braskem reviewed its materiality matrix considering environmental, social, economic and governance aspects. This review involved consulting more than 1,200 internal and external stakeholders and, as a result, 21 material topics for Braskem were prioritized by the Company.
▪	Braskem's New Circularity Ecosystem - Wenew: in October, Braskem launched Wenew, its new circularity ecosystem that encompasses circular products (resins and chemicals), environmental education and proper disposal initiatives, technologies and circular design. Wenew is an umbrella brand that includes a variation named Wemove, which embraces the education, technology and circular design pillars. In 2022, sales of products with recycled content totaled 54 thousand tons, an increase of 144% compared to 2021.

Social

▪	People Safety and Processes: in 2022, the consolidated reported and lost time injury-frequency rate was 0.85 event per million hours worked, lower (-1%) than 2021 and below the industry average[5]. This is the lowest rate of the last six years, and the reduction is a result of the advances related to the Human Reliability Program, which works to raise awareness on safety and preventing workplace accidents, such as activities for the safety of contractors in Brazil. The TIER 1 rate[6] in the year was of 0.08 event per million hours worked, lower 14% than 2021. The TIER 2 rate[7] was of 0.35 event per million hours worked.

3 Based on recurring cash generation in U.S. dollar in the last 12 months divided by the Company's market capitalization in the quarter.

4 Excludes Braskem Idesa’s debt and considers Recurring EBITDA in the last 12 months.

5 The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The latest data is for

2018.

6 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

7 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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2.	VALUE CREATION STRATEGY

Regarding the Corporate Strategy of growth of the Company, in 2022 the Company carried out a process to review and consolidate its global strategy for 2030, as detailed below. In general terms, the implementation of Braskem's Corporate Strategy is anchored in its strategic pillars and foundations with focus on creating value through balanced capital allocation, prioritizing investments in its growth avenues, with the objective of returning value to all shareholders over the petrochemical cycles.

Foundations:

  Safety: safe operations as a permanent and non-negotiable value
  People: human-centered company that promotes diversity, inclusion and human rights
  Governance: governance and compliance in line with best global market practices

Strategic Pillars and its ambitions:

  Productivity and Competitiveness: to move towards the 1st quartile of the global cash cost curve in the petrochemical industry focusing on decarbonization initiatives and high aggregated value investments
  Sustainability: to be a reference in the chemical and plastic sector in sustainable development globally
  Growth and Diversification: increase global diversification biobased products and circular feedstock
  Innovation: to deliver high value sustainable solutions through chemical and plastic innovation

Growth Avenues:

  Traditional Businesses: to grow current businesses through selective investments, including improvements in productivity and competitiveness, besides continuing to implement the decarbonization of our current assets, in line with the commitments of achieving carbon neutrality by 2050 and reducing scope 1 and 2 emissions by 15% by 2030
  Bio-based: to grow in bio-based resins and chemical products, in addition to expanding the use of renewable feedstocks, in line with the objective of achieving our commitment of expanding our Green products production capacity to 1 million tons by 2030
  Recycling: to grow in circular products portfolio, through mechanical recycling, and increase use of circular feedstocks, through chemical recycling, in line with the commitment to grow to 1 million tons of resins and chemicals products with recycled content by 2030

Corporate Strategy - 2022 Highlights:

1.	Traditional Business
a.	Building an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, which will allow the diversification of the feedstock supply and operation of Braskem Idesa at full capacity, while also enabling the expansion by around 15% of its current PE (ethane-based) production capacity. More details about the project are available in section 4.3.3 below.

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b.	Transform for Value Program

The Transform for Value Program (TFV) ended 2022 on pace of capture around US$353 million/year8 in initiatives that have reached more advanced stages of maturity, which exceeded the target of US$302 million/year. The program’s estimated cumulative capture as of the fourth quarter is US$283 million.

The pipeline of continuous improvement initiatives represents a substantial part of the value, involving initiatives that add up to the pace to capture of approximately US$236 million/year and aligned with the strategic pillar of productivity and competitiveness.

The pace of capture is a snapshot that annualized represents the potential impact on the Company's EBITDA, which can be in four ways: increase in net revenue, reduction in variable costs, reduction in fixed costs or reduction in sales, general and administrative expenses. The table below shows a breakdown of the pace of capture of US$353 million/year achieved at the end of the fourth quarter of 2022:

In addition, one-third of the US$353 million/year can be associated with Digital Transformation initiatives, which make relevant use of digital technologies in their scopes, such as: automation and instrumentation, new software and systems, advanced analytics, machine learning, cloud services, etc.

It is worth to highlight that those other initiatives in more preliminary stages, such as planning or execution, under the management of areas9 that make up the scope of the program, added approximately US$387 million/year to be capture over the coming years.

8 Considering only initiatives in stage 4 (Run-rate), when the measurement of gains may vary according to the progress of actions, and stage 5 (Concluded), after stabilization and/or internal audit, considering 2020 as the base year.

9 Transformation Office, Digital Center, Energy, Continuous Improvement and Competitiveness & Productivity(C&P) CAPEX.

8

c.	Industrial Decarbonization Program

To move forward with initiatives that aim to reduce carbon emissions (scopes 1 and 2) and in line with the commitment established for 2030, Braskem has developed a program dedicated to industrial decarbonization. The program is based on three fundamental pillars:

1.	Inventory of GHG emissions: basis for proper management of the industrial decarbonization process;
2.	Culture, Process and Governance: development of an industrial mindset focused on operating processes and identifying improvements that enable the reduction of greenhouse gases; inclusion of emissions management in the Company's various work processes; governance for decision-making based on emissions; and promotion of partnerships for the development and implementation of structuring solutions;
3.	Lines of action, distributed on the fronts:
▪	Operational decisions: implement operational initiatives for continuous improvement with a view to reducing emissions
▪	Energy Matrix: increase the share of renewable energies and low-carbon fuels in Braskem's energy matrix
▪	Energy Efficiency: reduce greenhouse gas emissions through electrification, integration and energy optimization initiatives
▪	Transformational Projects (“Big bets”): implement key initiatives capable of significantly reducing greenhouse gas emissions from the main emitter complexes

In 2022, efforts undertaken in the industrial decarbonization program resulted in the development of the global MAC curve10 and a decarbonization roadmap. Currently, the global MAC curve has 161 initiatives, 69 of which have been prioritized for study and progress towards maturity, thus composing what we call the Decarbonization roadmap.

Energy efficiency and electrification are the main pillars of the roadmap, supported by a matrix rich in renewable energy and low-carbon fuels. Today, the roadmap has a reduction potential of 3.4 million tons of CO₂e, made up of initiatives of different degrees of maturity.

2.	Bio-based investments and initiatives:
a.	Expanding green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using ethanol feedstock derived from sugarcane. In 2022, US$60 million were disbursed and, since the project’s launch, the Company has disbursed US$73 million, with construction reaching 86% completion.

10 Marginal Abatement Cost Curve

9

b.  Building a new green ethylene plant in Thailand (MOU with SCG Chemicals)

Execution of a memorandum of understanding with SCG Chemicals to conduct feasibility studies for a joint investment in the construction of a new green ethylene plant in Thailand.

c.	Joint licensing of green ethylene technology (partnership with Lummus Technology)

Partnership to develop and license Braskem's technology to produce green ethylene. The partnership (i) brings complementary expertise to accelerate Braskem's commitment to reach 1.0 million tons of Green products production capacity by 2030; (ii) expands the geographic reach of green ethylene production technology globally; and (iii) in addition to accelerating the use of bioethanol for chemicals and plastics.

d.	Joint-Venture for the production and commercialization of bioMEG[11] and bioMPG[12] (partnership with Sojitz)

Joint-Venture (JV), Sustainea, formed by Sojitz and Braskem to produce bioMEG and bioMPG from sustainable raw materials. The business plan foresees the implementation of three industrial plants, with the first unit starting operations in 2025. The expectation is that, once the technology is approved, the plants will have a combined production capacity of up to 700 thousand tons per year of bioMEG.

3.	Recycling investments and initiatives:
a.	Construction of first chemical recycling unit in Brazil

Partnership with Valoren to the construction of the first chemical recycling unit in Brazil, which will chemically transform, via pyrolysis, plastic waste into circular feedstock, enabling the production of 6,000 tons per year of circular products.

11 Monoethylene Glycol

12 Monopropylene Glycol

10

b.	Partnership for the development of recycling technology (partnership with Terra Circular)

Joint-Venture (JV), headquartered in the Netherlands, with Terra Circular. The company, which will be controlled by Braskem, seeks the development of a technology capable of converting low-quality plastic waste into final products.

c.	Acquisition of equity interest in a recycling company

In February 2023, Braskem completed the process of acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, now holding a 61.1% equity interest in Wise. In this context, Braskem disbursed approximately R$138 million, considering the usual adjustments for this type of transaction, of which a relevant part will be invested directly in Wise to double its current production capacity to around 50,000 tons by 2026.

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3.	GLOBAL PETROCHEMICAL INDUSTRY

12

BRAZIL

▪	PE Spread[13]: decreased compared to 3Q22 (-31%).
o	The PE price, U.S. reference, was lower (-19%), mainly due to (i) the lower global demand associated with higher inflation and high inventory levels in the converter chain; (ii) the higher availability of products given the new production capacities of PE coming online in the United States and China; and (iii) the increase in competitiveness in the international market with the normalization of global exports.
o	The naphtha ARA price decreased (-6%) due to lower global demand, which was influenced by the uncertainties in the international economic scenario.
o	Compared to 4Q21, the spread narrowed 61%, mainly due to the lower global demand and the normalization of global logistics flows during the quarter and, consequently, the reduction in international freight rates, which led to a reduction in prices in the United States over 4Q22.
▪	PP Spread[14]: decreased compared to 3Q22 (-12%).
o	The PP price in Asia decreased (-8%), mainly due to lower demand in the region due to seasonality and the restrictions and lockdowns in China related to COVID cases in the region. This reduction was partially offset by the lower supply given the reduction in the capacity utilization rates of the PP producers in the region.
o	The ARA naphtha price decreased (-6%) due to lower global demand, which was influenced by the uncertainties in the international economic scenario.
o	Compared to 4Q21, the spread narrowed 44%, due to (i) the reduction in the PP price, which was impacted by the lower demand in the period; and (ii) the higher feedstock price in 4Q22.
▪	PVC Par Spread[15]: decreased 6% compared to 3Q22.
o	The PVC Par Spread narrowed mainly due to (i) the decrease (-19%) in PVC price, due to lower demand for the product, influenced mainly by higher interest rates globally; and (ii) with this factor partially offset by the increase (+12%) in the caustic soda price given the product’s lower availability in the international markets.
o	Compared to the same quarter of 2021, the PVC spread Par narrowed 43%, impacted by (i) the lower PVC price due to lower global demand for the product; and (ii) with these factors partially offset by the increase in the caustic soda price given the product’s lower availability in the international market.
▪	Main Chemicals Spread[16]: decreased compared to 3Q22 (-38%).
o	The Main Chemicals Spread decreased, mainly impacted by the reduction in prices of all main chemicals as a consequence of (i) the lower global demand associated with higher global inflation; and (ii) the decrease in oil prices in 4Q22, as the chemicals products are co-products in the naphtha cracking process, and therefore are highly correlated with oil prices. This decrease was partially offset by the lower naphtha price, as previously explained.
o	Compared to 4Q21, the spread decreased 6%, mainly due to the reduction in propylene and butadiene prices in relation to the same period last year.

UNITED STATES & EUROPE

▪	U.S. PP Spread[17]: decreased compared to 3Q22 (-18%).

13 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

14 Asia PP price – Naphtha ARA price.

15 The PVC spread Par better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

16 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – ARA naphtha price.

17 U.S. PP – U.S. propylene price

13

o	The PP price in the United States decreased (-24%), influenced by (i) the lower North America demand for the product associated with the increase in inflation and high inventory levels in the converter chain; and (ii) the higher products supply with the new PP capacities coming online in the region.
o	The propylene price also decreased (-31%), mainly due to (i) the decline in oil prices in the international market; and (ii) the lower demand for propylene derivatives.
o	Compared to the same quarter last year, the spread decreased 33%, mainly due to the decrease in the price of PP, influenced by the lower demand in the region given the uncertainties in the global economic scenario.
▪	Europe PP Spread[18]: increased compared to 3Q22 (+16%).
o	The PP price in Europe decreased (-9%) impacted by weaker demand for the resin due to the reduction in consumption, which was influenced by higher inflation in the region, the international geopolitical scenario and seasonal effects.
o	The propylene price also decreased (-12%), mainly due to lower demand in the region.
o	Compared to the same quarter last year, the spread decreased 55%, mainly due to (i) the lower demand, influenced by the global economic scenario and higher interest rates in the region; and (ii) the normalization of logistics constraints, which had a positive impact on spreads in 4Q21.

MEXICO

▪	North America PE Spread[19]: decreased compared to 3Q22 (-11%).
o	The PE price, U.S. reference, was lower (-17%) mainly due to (i) the lower global demand associated with higher inflation and high inventory levels in the converter chain; (ii) the higher supply of the product with the new PE capacities coming online in the United States and China; and (iii) the increase in competitiveness in the international market with the normalization of global exports.
o	The ethane price also decreased (-29%), impacted by the drop in demand for ethane due to lower operating rates in the industry globally and the dynamics of supply and demand for natural gas, which contains ethane in its composition. The dynamic is explained by (i) high inventory levels of natural gas in the United States, due to the higher supply in the Permian region and delays in the construction of pipelines that prevented the flow of this product; and (ii) lower demand of natural gas as a consequence of the less rigorous winter in United States and Europe.
o	Compared to the same quarter last year, the spread decreased 51%, mainly due to the lower PE price, which was impacted by weaker demand in 4Q22 in the region.

18 EU PP – EU propylene price

19 U.S. PE – U.S. ethane price

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4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL

Recurring EBITDA of 4Q22 was negative in US$32 million (-R$168 million), lower than 3Q22 and 4Q21, mainly due to (i) the lower sales volume of resins and main chemicals explained by lower demand related to seasonality, the decline in consumption influenced by higher interest rates and high inventory levels in the converter chain; (ii) the lower international spreads for PE, PP, PVC and main chemicals in the period; and (iii) the seasonal update of provisions, with no impact on cash generation, in the amount of R$127 million.

4.1.1	OPERATIONAL OVERVIEW

a) Feedstock: the Company has four petrochemical complexes in the Brazil segment that use mainly naphtha, ethane/propane and HLR (refinery gas) as feedstock to produce ethylene and its respective chemical products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or resold to third parties.

Petrochemical complexes in São Paulo, Bahia and Rio Grande do Sul

Naphtha: in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply contracts with international suppliers, with naphtha imports accounting for 59% of total naphtha consumption in 4Q22.

Petrochemical complex in Rio de Janeiro

Ethane/Propane: Braskem acquired 100% of the feedstock (ethane/propane) consumed in 4Q22 from domestic suppliers.

b) Resins demand in the Brazilian market (PE, PP and PVC): compared to 3Q22, demand for resins in the Brazilian market decreased (-4%), due to (i) seasonal effects; (ii) the reduction in consumption influenced by higher interest rate; and (iii) higher inventory levels in the converter chain. Compared to 4Q21, demand increased (+11%) due to (i) higher demand for resins in 4Q22, reflecting impacts from the pandemic in 4Q21; and (ii) the improvement in consumption, especially in the automotive and agricultural sectors.

c) Average utilization rate of petrochemical complexes: decreased compared to 3Q22 (-7 p.p.) and compared to 4Q21 (-13 p.p) due to the need to adapt the production volume to the lower spreads in the international market in the period due to the lower global demand.

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d) Resin sales volume: in the Brazilian market, resin sales decreased compared to 3Q22 (-3%), due to the lower PP and PVC demand in the period as a consequence of the reduction in consumption of durable goods and civil construction materials impacted by higher interest rate to control inflation in Brazil. Compared to 4Q21, resins sales in the Brazilian market remained stable.

Exports increased in 4Q22 compared to 3Q22 (+3%), mainly explained by opportunities in the international market to export. In relation to 4Q21, exports decreased (-24%) due to lower opportunities in the international market given the high inventory levels in the global converter chain.

Sales Volume of Resins (kton) | Brazil
-1%
-3%
869
892
861
4Q21
3Q22
4Q22
Brazilian Market

Sales Volume of Resins (kton) | Brazil
+1%
3,494
3,518
2021
2022
Brazilian Market

Sales Volume of Resins Exports (kton) | Brazil
-24%
+3%
256
188
194
4Q21
3Q22
4Q22
Exports

Sales Volume of Resins Exports (kton) | Brazil
-0.4%
831
827
2021
2022
Exports

e) Main chemicals sales volume: in the Brazilian market, sales volume decreased in relation to 3Q22 (-5%), mainly explained by the lower gasoline and benzene sales volume due to lower product availability for sales. Compared to 4Q21, the decrease of 18% is mainly explained by the lower sales volume of (i) gasoline and benzene due to the lower product availability for sale; (ii) cumene due to the reduction in demand for derivatives of this product; and (iii) toluene explained by the period seasonality.

Exports decreased compared to 3Q22 (-40%) and 4Q21 (-43%), mainly due to lower exports volume of benzene, butadiene and toluene, due to the lower demand for these products.

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Sales Volume of Main Chemicals (kton) | Brazil
-18%
-5%
802
690
657
4Q21
3Q22
4Q22
Brazilian Market

Sales Volume of Main Chemicals (kton) | Brazil
-6%
3,065
2,888
2021
2022
Brazilian Market

Sales Volume Of Main Chemicals Exports (kton) | Brazil
-43%
-40%
131
123
74
4Q21
3Q22
4Q22
Exports

Sales Volume Of Main Chemicals Exports (kton) | Brazil
-27%
454
331
2021
2022
Exports

4.1.2	GEOLOGICAL EVENT IN ALAGOAS
a)	Provisions

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2022 shows the following changes in the period, as the following table show:

The current provision can be segregated into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.
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These actions have a provision of R$2.1 billion (2021: R$3.4 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The provisioned amount of R$1.4 billion (2021: R$1.7 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of wells, focusing on safety and monitoring of region’s stability.

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM20.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF21 the environmental diagnosis containing the evaluating the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the environmental plan was filed with the MPF. In February 2023, MFP expressed its agreement with this environmental plan, incorporating the suggestions provided in the second opinion report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities, which also includes the update of the environmental diagnosis in December 2025.

c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement, is R$1.6 billion (2021: R$1.6 billion).
d.	Additional measures, for which the provision amounts to R$1.6 billion (2021: R$1.0 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

20 Brazilian National Mining Agency

21 Federal Prosecution Office

18

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the events resulting from discussions about the environmental plan with the authorities, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexais Agreement”), entered into by Braskem and the MPF, the MPE22, the DPU23, and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Term of Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, which resulted in advances in understanding between the parties that could result in an agreement. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration

22 State Prosecution Office

23 Federal Public Defender’s Office

19

of the State, Municipality or Union. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the discussion to regulate the claim for the geological event in Alagoas, and its effects will be registered in the first quarter of 2023.

For more information, see note 26 (“Geological event - Alagoas”) of the Consolidated Financial Statements of December 31, 2022.

b)	Advances on Action Fronts

Relocation and compensation for residents

As of February 28, 2023, 18,862 proposals were submitted, with an acceptance rate of 99.6%. Additionally, as of February 28, 2023, 17,473 financial compensations have been accepted. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$3.4 billion had been disbursed as of the end of February 2023.

Closing and monitoring salt wells, environmental actions and other technical matters

The Company obtained approval from the National Mining Agency (ANM) for the Mining Front Closure Plan, as well as for the issuance of periodic reports on the execution of this Plan, which complies with the rules and recommendations established by the agency. Of the 35 mining fronts that make up the Closure Plan, 9 are in the Backfilling Group with sand, and as of February 28, 2023, the closure of 5 mining fronts in this Group is in progress, with the filling of the total volume of cavity 17, the filling of 94,09% of cavities 7 and 19, the filling of 78,9% of the cavity 04 and advance of 10,5% of cavity 11 in this first group.

Additionally, there is a second group of 15 mining fronts with activities related to pressurization and buffering24. Until February 28, 2023, of the 15 mining fronts, 12 have the original well tamponing activities completed and 3 are in progress.

Finally, there are 6 mining fronts that are in the sonar monitoring group and 5 mining fronts with confirmation of natural reentry. Regarding natural filling, contracted specialized companies concluded, from studies conducted, by confirmation of natural filling, whose conclusion was approved by the National Mining Agency (ANM). Regarding monitoring, the established schedule of sonar analysis presented to ANM is being fulfilled.

In June 2022, in compliance with the agreement for Social and Environmental repair, Braskem handed to the MPF the environmental diagnosis, containing the evaluation of potential impacts and environmental damage resulting from the salt-gene extraction activity and the environmental plan with necessary measures propositions. As provided for in the agreement, after a joint choice between the parties, the specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF and, in February 2023, the MPF expressed the consent to this environmental plan with the incorporation of the suggestions made in the second opinion report. Braskem started implementing the actions foreseen in the plan and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes the update of the environmental diagnosis in Dec/25.

24 The buffering technique consists of implementing physical barriers, such as cement paste, to prevent fluids from penetrating between permeable geological formations through the well and/or migration of fluids to the surface.

20

Socio-urban measures

As part of the agenda for transformation and future use of relocated areas, Braskem continues to make progress on its socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation and actions in the relocated areas.

In the case of Urban Mobility Projects, a total of 11 (eleven) actions were defined that contemplate the construction of 20 km of four-lane roadways for key corridors (Menino Marcelo Avenue, Durval de Góes Avenue, Fernandes Lima Avenue / Professor José da Silveira Camerino Street), the construction of a new road connection of 2.37 km between key road corridors, 12 km of restoration of existing roadways and a traffic light and video monitoring system. The implementation of these 11 actions goes through the stages of projects, licensing, contracting and execution of works. Of the planned actions, 8 already have their executive projects completed and 3 are in the process of physical execution.

Regarding actions in the vacated areas, activities referring to the process of demolition of the Mutange Slope were completed and the Earthmoving and Vegetation Cover stages began. Other activities related to the emergency demolitions of the areas follow as a request from the Civil Defense of Maceió. In addition, the Company maintains actions for the care of the neighborhoods, including heritage security and pest control.

Regarding the actions of the Social Action Plan (PAS), after presentation of the Participatory Technical Diagnosis in June 2022, and the delivery of the Diagnosis Complementary Technical Document to the Integrated Management Office and the Federal Prosecution Office, on January 9, 2023, was published on February 11, 2023 the Public Listening Notice about the Diagnosis presented, which will take place on March 7, 14, 21 and 28, 2023.

Regarding the Urban Integration and Flexais Development Project, the phase of identifying residents and properties has been completed, the process of paying compensation to residents has begun, compensation has been paid to the Municipality of Maceió, besides to other socio-urban actions that have already started in the locality. The purpose is to meet the demands of the community based on initiatives to improve living conditions and access to essential public services, in addition to paying financial support to residents, owners of vacant properties and traders.

4.1.3	FINANCIAL OVERVIEW

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A) NET REVENUE: decreased in U.S. dollar (-23%) and Brazilian real (-23%) compared to 3Q22 explained by (i) the lower sales volume of resins and main chemicals in the Brazilian market; (ii) the lower export volume of main chemicals; and (iii) the lower prices for resins and main chemicals in the international market.

Compared to 4Q21, net revenue decreased in U.S. dollar (-25%) and in Brazilian real (-29%), due to (i) the lower sales volume of main chemicals in the Brazilian market; (ii) the lower export volume of resins and main chemicals; and (iii) the lower prices for resins and main chemicals in the international market.

Sales by sector (%)

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Sales by region (% in tons)

Sales Volume per Region (%) | Brazil
4%
1%
1%
3%
13%
78%
3%
1%
2%
12%
82%
4%
1%
3%
10%
82%
4Q21
3Q22
4Q22
Brazil
Mercosul
Europe
Asia and Oceania (ex-China)
China
North America
Others

Sales Volume per Region (%) | Brazil
3%
3%
1%
12%
81%
3%
2%
2%
12%
81%
2021
2022
Brazil
Mercosul
Europe
Asia and Oceania (ex-China)
China
North America
Others

B) COST OF GOODS SOLD (COGS): decreased in U.S. dollar (-13%) and Brazilian real (-13%) in relation to 3Q22, explained by the lower sales volume of resins and main chemicals and lower prices considering the moving average for main petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by lower oil and natural gas prices in the international market.

Compared to 4Q21, COGS decreased in U.S. dollar (-2%) and in Brazilian real (-8%), explained by (i) the lower prices considering the moving average for feedstock (naphtha, propane and ethane) in the international market, influenced mainly by lower oil and natural gas prices in the international market; and (ii) the lower sales volume of resins and main chemicals. In Brazilian real, the decline is also explained by the 6% appreciation in the Brazilian real against the U.S. dollar.

In the quarter, COGS was affected by the Reintegra tax credit in the amount of approximately US$0.4 million (R$2.2 million).

Federal Law No. 14,183, sanctioned in 2021, determined a gradual reduction in the Special Regime for the Chemical Industry (REIQ) by 2025, when it will be terminated. However, on December 31, 2021, the Federal Government changed Provisional Presidential Decree No. 1,095, also with the purpose of terminating REIQ as of April 1, 2022. Since it was a Provisional Presidential Decree (MPV), it required approval by both houses of congress by June 1, 2022 to maintain or officially modify its effects and conversion into a new law.

In May, Brazil's congress approved new wording for the regime, determining its suspension by end-2022, its resumption in 2023 and its gradual reduction until the end of 2027, subject to regulation of labor and environmental conditions. Therefore, in the absence of regulation, REIQ will not come into force again without legislative changes by the federal government. Brazil's congress also approved the inclusion of a provision to grant a new increase of 1.5% in REIQ for investments in expanding installed capacity between 2024 and 2027. Also, while the decree was working its way through congress, the Brazilian Chemical Industry Association (ABIQUIM) was granted a preliminary injunction for the application of REIQ in the period from April to June.

In June, the sanctioning of the Provisional Presidential Decree into Federal Law 14,374/2022 was published in the federal register. The President of the Republic vetoed the REIQ increment points via investment in installed capacity and the proposal to expand REIQ for years 2025 and 2027 and maintained its suspension in 2022, but with definitive termination in 2025, via regulation. However, in December 2022, Brazil’s congress overruled the presidential vetoes, therefore, once regulated, REIQ will be in force until 2027. In addition, the article

23

granting, as of 2024, an increase of 1.5% in presumed credit for investments in expanding production capacity will become valid again.

Currently, the Company is waiting for the regulation of the REIQ by the Executive Branch to consider the return of the PIS/COFINS credit on the purchase of feedstocks as of 2023.

C) SG&A EXPENSES: in U.S. dollar, the increase in relation to 3Q22 (+8%) is explained by higher expenses with third parties. Compared to 4Q21, the increase (+14%) is mainly explained by higher expenses with third parties and storage and tankage services.

D) RECURRING EBITDA: Recurring EBITDA in the Brazil segment was negative in US$32 million (-R$168 million).

4.1.4	RENEWABLES

4.1.4.1 Operational Overview

a) Average utilization rate of green ethylene: decreased compared to 3Q22 (-6 p.p.) and 4Q21 (-9 p.p.), but still at historically high levels.

b) Green PE sales volume: quarterly record for Green PE sales volume in 4Q22 due to the resilient demand for this product, which even in a scenario of lower demand for resins globally, remained at healthy levels. Green PE sales volume was higher in relation to 3Q22 (+42%), explained by higher demand in the period, and in relation to 4Q21 (+19%) due to the higher availability of export logistics.

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4.1.4.2 Financial Overview

A) NET SALES REVENUE GREEN PE + ETBE25: increased compared to 3Q22 (+7%), explained by the higher sales volume of Green PE due to higher demand in the period. Compared to 4Q21, decreased (-2%) due to the lower sales volume and lower price of ETBE.

25 Product that uses a renewable feedstock, ethanol, in its composition.

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B) RECURRING EBITDA: recurring EBITDA from Green PE in Brazilian real increased in relation to 3Q22 (+127%) and 4Q21 (+45%), mainly due to the higher sales volume of the product.

4.2	UNITED STATES & EUROPE

Recurring EBITDA was US$15 million (R$79 million), a decrease of 76% and 95% from 3Q22 and 4Q21, respectively, mainly due to (i) the lower sales volume of PP in Europe given the lower PP demand in the region; (ii) the lower PP spread in the United States; and (iii) the lower PP spread in Europe in relation to 4Q21.

4.2.1	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand decreased in relation to 3Q22 (-8%) and 4Q21 (-12%), due to (i) the destocking process in the chain because of converters' high inventory levels; and (ii) the economic concerns in the region.

In Europe, PP demand decreased compared to 3Q22 (-6%) and to 4Q21 (-24%), due to (i) the decline in consumer confidence following the region's weak economic performance; (ii) high inventory levels in the converter chain; and (iii) converters’ expectation of lower prices in the coming periods.

b) Average utilization rate of PP plants: in the United States, the utilization rate remained in line with 3Q22, due to the adjustment of the production volume to the inventory levels of the converters in the chain because of the softer PP demand in the region. In comparison with 4Q21, the utilization rate increased 2 p.p., explained by the scheduled maintenance shutdown at a plant in the region in 4Q21.

In Europe, the utilization rate remained in line with 3Q22 explained by the maintenance of the lower PP demand in the region and the feedstock shortage given operational problems at a supplier. In comparison with 4Q21, the utilization rate decreased (-7 p.p.) due to the lower PP demand, which is explained by (i) weak economic performance in the region; (ii) converters’ expectations of lower prices in subsequent periods; and (iii) high inventory levels in the converter chain.

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c) PP sales volume: in the United States, increased in relation to 3Q22 (+3%) and 4Q21 (+5%). The region's demand reduced in the period, however, the Company used its dedicated hub in Charleston, South Carolina, to execute its export strategy, which resulted in an increase in sales volume in 4Q22.

In Europe, sales volume decreased in relation to 3Q22 (-3%) and 4Q21 (-3%) given the lower PP demand in the region and the destocking process in the chain.

4.2.2	FINANCIAL OVERVIEW

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A) NET REVENUE: decreased in U.S. dollar (-28%) and Brazilian real (-27%) in relation to 3Q22, explained by the lower PP sales volume in Europe and the lower international PP price in the United States and Europe.

Compared to 4Q21, net revenue decreased in U.S. dollar (-42%) and Brazilian real (-46%) due to the lower PP sales volume in Europe and the lower PP price in the United States and Europe. In Brazilian real, the lower net revenue also is explained by the 6% appreciation in the Brazilian real against the U.S. dollar.

B) COST OF GOODS SOLD (COGS): decreased in U.S. dollar (-26%) and Brazilian real (-26%) in relation to 3Q22, explained by the lower PP sales volume in Europe and the lower propylene price considering the moving average in the United States and Europe.

Compared to 4Q21, the decrease in U.S. dollar (-29%) and Brazilian real (-34%) is explained by the lower PP sales volume in Europe and the lower propylene price considering the moving average in the United States and Europe. In Brazilian real, the drop is also explained by the 6% appreciation in the Brazilian real against the U.S. dollar.

C) SG&A EXPENSES: increased in U.S. dollar (+18%) in relation to 3Q22, due to higher expenses with industrial maintenance and third parties’ services. Compared to 4Q21, in U.S. dollar these expenses remained stable.

D) RECURRING EBITDA: Recurring EBITDA in the United States and Europe segment was US$15 million (R$79 million).

4.3	MEXICO

Recurring EBITDA was negative in US$33 million (-R$174 million), a decrease from 3Q22, due to (i) the lower international spreads for PE; and (ii) the high price level of natural gas in the international market in the period. Compared to 4Q21, the reduction is explained by (i) the lower international spreads for PE; (ii) the higher price of natural gas in the international market; and (iii) the lower PE sales volume.

4.3.1	OPERATIONAL OVERVIEW

a) Feedstock: in 4Q22, PEMEX supplied 30,000 barrels per day, in line with the contractually established volume of PEMEX. In addition, Braskem Idesa imported from the United States 13,800 barrels of ethane on average per day.

b) PE demand in Mexican market: resin demand decreased in 4Q22 compared to 3Q22 (-3%), remaining at high levels despite the seasonality. Compared to 4Q21, demand increased (+4%) impacted by the better economic performance of Mexico during the period.

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c) Average utilization rate of PE plants: decreased in relation to 3Q22 (-7 p.p.) and 4Q21 (-13 p.p.), mainly due to the adequacy of production in order to maximize the sales with higher margins in the period, through the reduction of volumes in the imported ethane operation, the Fast Track solution, and prioritizing the volume supplied by Pemex.

The supply of ethane by PEMEX reached 30,000 barrels per day on average in 4Q22, in line with the contractually established volume. The Fast Track operations complemented feedstock supply with 13,800 barrels per day on average of ethane imported from the United States.

d) PE sales volume: in 4Q22, despite the seasonality of the period, sales volume remained in line with 3Q22, impacted by higher sales volume in December given the resilient demand. Compared to 4Q21, the decline (-6%) is explained by the lower product availability for sale due to the lower utilization rate in the period, according to the production adequacy strategy.

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4.3.2	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-22%) and Brazilian real (-22%) compared to 3Q22 due to the lower PE price in the international market.

Compared to 4Q21, the decline in U.S. dollar (-40%) and Brazilian real (-44%) is due to the lower PE price in the international market and the lower sales volume in the period. In Brazilian real, the lower net revenue also is explained by the 6% appreciation in the Brazilian real against the U.S. dollar.

Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): decreased in U.S. dollar (-3%) and Brazilian real (-3%) in relation to 3Q22, basically explained by the lower ethane price considering the moving average in the international market.

Compared to 4Q21, the increase in U.S. dollar (+33%) and Brazilian real (+25%) is explained by the inventory effect from the higher prices for ethane and natural gas price in the international market.

C) SG&A EXPENSES: in U.S. dollar, the increase (+21%) in relation to 3Q22 is mainly explained by higher expenses with third parties. Compared to 4Q21, the decrease (-3%) is mainly explained by lower expenses with third parties and with logistics and storage.

D) RECURRING EBITDA: recurring EBITDA in the Mexico segment was negative in US$33 million (-R$174 million).

4.3.3	ETHANE IMPORT TERMINAL

In September 2021, Braskem Idesa approved and started the project for the construction of an Ethane Import Terminal in Mexico, which involves the construction of an ethane import terminal with a capacity of up to 80,000 barrels of ethane per day, providing conditions for Braskem Idesa to operate at 100% of its capacity. In December 2021, the subsidiary Terminal Química Puerto México (“TQPM”) was formed, which is the company responsible for building and operating the terminal. In June 2022, Braskem Idesa announced the

31

sale of 50% of the share capital of TQPM to form a Joint-Venture with Advario B.V., a global leader in the storage sector.

The construction of the terminal started the construction phase in July and reached a physical progress of 26% by December 2022. The total amount disbursed by Braskem Idesa until December 2022 was approximately of US$78 million and operations are expected to start in the second half of 2024. Additionally, in 4Q22, Braskem Idesa obtained the definitive construction licenses for the terminal in the port of Coatzacoalcos and signed the engineering and construction contract with ICA Fluor Engineering Company.

On March 1, 2023, Braskem Idesa has met the conditions for the conclusion of the investment agreement signed with Advario, receiving the payment of US$56 million[26] referring to the retroactive capital contribution equivalent to the disbursed 50% interest in TQPM's capital by Braskem Idesa until the respective date, totaling US$112 million26. Additionally, the estimated investment for the construction of TQPM was updated to US$446 million, after the conclusion of several activities related to licenses, purchase of land and easement contracts, and review of project and implementation costs for the new company.

5.	CONSOLIDATED FINANCIAL OVERVIEW

26 The amounts disbursed by Braskem Idesa include Value Added Tax (VAT).

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5.1	REVENUE BY REGION

5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSE), NET

The Company recorded in 4Q22 a net expense of R$302 million, mainly due to:

(i) the seasonal update of several provisions in the amount of R$127 million;

(ii) the accounting provision for the geological event in Alagoas of R$106 million, related to updates for the natural progress made on action fronts, according to item 4.1.2 of this document; and

(iii) the write-offs of provisions related to discounts exempt from social security charges (INSS) in the amount of R$58 million.

These negative impacts were partially offset by other revenues, including penalty, rescissions and indemnities in the amount of R$120 million, related to the “take-or-pay” clause in a product supply contract with domestic customers.

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5.4	RECURRING EBITDA[27]

During the fourth quarter of 2022, petrochemical and chemical products spreads in the international market continued to be impacted by the dynamics between global supply and demand. Several factors contributed to the lower demand in the period, including (i) the “zero-COVID” policy measures impacting China’s growth; and (ii) the uncertainties of the scenario in the United States and Europe. Additionally, the increase in products supply with the new PE and PP capacities coming online in the United States and in China also contributed to decline the petrochemical and chemical spreads in the international market.

In this scenario, the Company’s Recurring EBITDA in 4Q22 was negative in US$32 million (-R$168 million), a decrease from 3Q22 and 4Q21, mainly explained by (i) the lower international spreads for PE, PP, PVC and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; (ii) the lower sales volume of resins and main chemicals in the Brazil segment, of PP in Europe and of PE in the Mexico segment; (iii) the seasonal restatement of provisions, with no impact on cash generation, in the amount of around R$248 million; and (iv) the 6% appreciation of the Brazilian real against the U.S. dollar between 4Q22 and 4Q21. These effects were partially offset by the higher sales volume of Green PE in the Brazil segment and PP in the United States.

In 2022, the Company's Recurring EBITDA was US$2.1 billion, 64% lower than 2021, due to (i) the lower international spreads for PE, PP and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; (ii) the lower sales volume of main chemicals in the Brazil segment and of PP in the United States and Europe segment; and (iii) the accounting effect of realization of inventories28 in the net amount of US$84 million (R$435 million). In Brazilian real, Recurring EBITDA was R$10.6 billion, a decrease of 65% from 2021, due to the 4% appreciation in the Brazilian real against the U.S. dollar.

27 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations and reclassifications of purchases and sales among the segments reported by the Company.

28 Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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5.5	FINANCIAL INCOME (EXPENSE)

Financial expenses: increase compared to 3Q22 (+24%), due to higher expenses (i) with derivatives; (ii) with adjustment to present value of operations with third parties; and (iii) with interest on tax liabilities. Compared to 4Q21, financial expenses decreased (-3%) mainly due to (i) lower amortization of transaction costs associated with prepayments, which were higher in 4Q21; and (ii) lower balance of operations with derivatives of Braskem Idesa.

Financial revenue: increase compared to 3Q22 (+9%), mainly due to higher revenues from derivatives in the period. Compared to 4Q21, the increase (+170%) is mainly explained by (i) higher profitability of financial investments, due to the increase in basic interest rates; and (ii) higher revenues from derivatives in the period.

Net exchange variation: positive variation in 4Q22 mainly explained by (i) the appreciation of the real at the end of the period against the dollar on the average net exposure to the dollar in the amount of US$2.7 billion; and (ii) the appreciation of the Mexican peso at the end of the period against the dollar on the average net exposure to the dollar of Braskem Idesa in the amount of US$2.3 million.

Transactions in financial instruments under hedge accounting

In the quarter, the Company recorded US$150 million (R$297 million) in exports associated with a discontinued hedge accounting transaction. The initial designation rate was R$/US$2.0017, while the average realization rate was R$/US$3.9786.

The balance of financial instruments designated for hedge accounting ended 4Q22 at US$5.2 billion.

Long-term Currency Hedge Program

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for an 18-month period.

On December 31, 2022, Braskem had a notional value of outstanding put options of US$2.1 billion, at an average exercise price of R$/US$4.73. At the same time, the Company also had a notional value of outstanding call options of US$1.4 billion, at an average exercise price of R$/US$7.06. The contracted operations have a maximum term of 18 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive in R$85 million at the end of the quarter.

As a result of the lower volatility of the dollar in the period, no option was exercised. The total effect on cash flow for 4Q22 was zero.

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5.6	NET INCOME

In the quarter, the Company recorded a net loss29 of R$1.7 billion, and in the year, the Company recorded a net loss attributable to shareholders of R$336 million.

5.7	INVESTMENTS

At the end of 2022, the Company made corporate investments in the approximate amount of US$929 million, a decrease of 8% from the projection of US$1.0 billion.

Regarding the investments related to Braskem Idesa, the investments at the end of 2022 was US$151 million, approximately 30% below from the forecast of US$215 million.

Operating Investments 2022: the main operating investments were in (i) the scheduled maintenance shutdown of the petrochemical cracker at the Triunfo Petrochemical Complex in Rio Grande do Sul carried out in 2Q22; (ii) the scheduled maintenance shutdown of the PVC plant in Alagoas carried out during 2Q22; and (iii) the scheduled shutdowns at the PE plants in Bahia.

The main operating investments made by Braskem Idesa were in reliability initiatives, notably for expanding capacity of the Fast Track solution from 25,000 barrels per day to 35,000 barrels per day.

Strategic Investments 2022: expenditures were mainly allocated to (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the investments related to the acquisition of strategic inputs including catalysts; (iii) the innovation and technology initiatives; (iv) the projects associated with energy efficiency at plants; and (v) the starting of a recycling line for high-quality post-consumer resin in Brazil.

In relation to Braskem Idesa, the strategic investment was for the start of the construction of the ethane import terminal in Mexico, through Terminal Química Puerto Mexico (TQPM).

29 Based on net income (loss) attributable to the shareholders of the Company.

37

In 2022, the main investments related to Braskem’s Sustainable Development Macro-Objectives were (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the projects associated with reducing CO2 emissions and energy efficiency of the plants; (iii) the projects related to industrial safety; and (iv) the starting of a recycling line for high-quality post-consumer resin in Brazil.

Investments in 2023

The investments planned by Braskem to be made during 2023 amount to R$4.0 billion (US$724 million), which can be classified as follows:

▪	Operating investments in the amount of R$3.6 billion (US$650 million), mainly explained by (i) the scheduled maintenance shutdown at the Bahia petrochemical plant in the fourth quarter of 2023; (ii) the scheduled maintenance shutdown in the United States; and (iii) the scheduled maintenance shutdown of the PVC plant in Alagoas;
▪	Strategic investments in the amount of R$406 million (US$73 million) including (i) the expansion of the biopolymers business, one of the Braskem’s growth avenues; and (ii) projects associated with energy efficiency and decarbonization of industrial assets.
38

The total projected investment of R$4.0 billion (US$724 million) includes R$1.1 billion (US$194 million), 27% of the total investments planned for the year, for investments aligned to Braskem’s Sustainable Development Macro-Objectives.

Braskem Idesa

The investment estimated to 2023 by Braskem Idesa is of R$618 million (US$112 million). The operating investments are mainly allocated to projects related to operating efficiency, such as maintenance, productivity and HES. Meanwhile, strategic investments refer to the continuing strategic project to build an ethane import terminal, through Terminal Química Puerto Mexico (TQPM).

5.8	CASH FLOW

During the period, the Company maintained its commitment to the discipline in the capital allocation with recurring cash generation of R$922 million explained by (i) optimizing working capital management; (ii) prioritizing high-value investments; and (iii) optimizing IR/CSLL payments made in the quarter.

Adding the payments related to the geological event in Alagoas, the Company presented a cash generation of R$155 million.

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5.9	DEBT MATURITY PROFILE AND RATING
5.9.1	BRASKEM (ex-BRASKEM IDESA)

On December 31, 2022, the corporate gross debt balance stood at R$6.8 billion, composed of 96% long-term maturities and 4% short-term maturities. The corporate foreign denominated liabilities corresponded to 87% of the Company's total debt at the end of the quarter. On December 31, 2022, the average corporate debt term was around 13.4 years, with 51% of maturities concentrated after 2030. The weighted average cost of the Company's corporate debt was exchange variation +5.7% p.a.

In November, Braskem concluded the 18th issue of debentures for public distribution with restricted placement efforts, in accordance with CVM Instruction No. 476, in the aggregate amount of R$1.2 billion, in two series, with terms of: (i) 7 years, with interest of CDI + 1.70% p.a.; and (ii) 10 years, with interest of CDI + 1.95% p.a.

In February 2023, Braskem concluded the issuance of a debt bond in the international market in the amount of US$1.0 billion, with maturity in 2033 and interest of 7.25% p.a. The use of proceeds is mainly for general corporate purposes and in debt management, such as through the prepayment of the remaining amount of the debt security in the international market due in 2024 in the amount of US$297 million.

40

Debt US$ million	Dec/22 (A)	Sep/22 (B)	Dec/21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**9,024**	**8,870**	**8,495**	***2%***	***6%***
in R$	891	640	119	*39%*	*651%*
in US$	8,133	8,230	8,376	*-1%*	*-3%*
(-) Debt - Braskem Idesa	**2,179**	**2,219**	**2,206**	***-2%***	***-1%***
in US$	2,179	2,219	2,206	*-2%*	*-1%*
(+) Financing Derivatives	**(4)**	**(4)**	-	***20%***	***n.a.***
in US$	(4)	(4)	-	*20%*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa)	**6,841**	**6,647**	**6,289**	***3%***	***9%***
in R$	891	640	119	*39%*	*651%*
in US$	5,950	6,007	6,170	*-1%*	*-4%*
Cash and Cash Equivalents Consolidated	**2,832**	**2,635**	**2,184**	***7%***	***30%***
in R$	1,126	1,256	803	*-10%*	*40%*
in US$	1,706	1,379	1,382	*24%*	*24%*
(-) Cash and Cash Equivalents - Braskem Idesa	**419**	**400**	**318**	***5%***	***32%***
in US$	419	400	318	*5%*	*32%*
(-) Exclusive Cash to Alagoas	**34**	**30**	**149**	***13%***	***-77%***
in R$	34	30	149	*13%*	*-77%*
(-) Cash to Injunction of ICMS Benefit[1]	**0**	**0**	**198**	***4%***	***-100%***
in R$	0	0	198	*4%*	*-100%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	**2,380**	**2,205**	**1,520**	***8%***	***57%***
in R$	1,093	1,226	456	*-11%*	*140%*
in US$	1,288	979	1,064	*31%*	*21%*
(=) Adjusted Net Debt	**4,461**	**4,441**	**4,769**	***0%***	***-6%***
in R$	(201)	(587)	(337)	*-66%*	*-40%*
in US$	4,662	5,028	5,106	*-7%*	*-9%*
(+) Global Agreement	**202**	**198**	**292**	***2%***	***-31%***
in R$	173	162	201	*7%*	*-14%*
in US$	29	36	91	*-19%*	*-68%*
Recurring EBITDA (LTM)	**1,796**	**2,802**	**5,024**	***-36%***	***-64%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**2.60x**	**1.66x**	**1.01x**	***57%***	***158%***
(-) Hybrid Bond[2]	**316**	**309**	**314**	***2%***	***1%***
in US$	316	309	314	*2%*	*1%*
(=) Adjusted Net Debt with 50% of hybrid bond	**4,347**	**4,330**	**4,747**	***0%***	***-8%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**2.42x**	**1.55x**	**0.94x**	***57%***	***156%***

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021. As it is an uncertain tax treatment, the tax remained recorded in the balance sheet under income tax and social contribution payable. In August 2022, a sentence was handed down restricting the protection only to the presumed ICMS credits, which is why the Company paid the tax in the amount of R$1.0 billion.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$2.4 billion, in December 2022, is sufficient to cover the payment of all liabilities coming due in the next 60 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

41

Rating

In December 2022 and January 2023, S&P Global Ratings and Fitch Ratings, respectively, reaffirmed Braskem's rating at 'BBB-'/'brAAA', with a stable outlook. Thus, at the end of 2022, the Company remained as an investment grade company by S&P Global Ratings and Fitch Ratings and above the sovereign rating by the three main rating agencies.

5.9.2	BRASKEM IDESA

On December 31, 2022, the average debt term was around 7.8 years, with 92% of maturities concentrated after 2029. Braskem Idesa’s average weighted cost of debt was exchange variation +7.3% p.a.

The liquidity position of US$419 million is sufficient to cover the payment of all liabilities coming due in the next 28 months.

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Braskem Idesa Debt Profile (US$ million)
12/31/2022
419
2%
53
1%
22
1%
22
4%
82
0%
0
39%
891
0%
0
53%
1,188
12/31/2022 Cash
2023
2024
2025
2026
2027/2028
2029
2030/2031
2032 onwards
Invested in US$
Foreign Currency
SLL- Sustainability-Linked Bond¹

[1] SLL – Sustainable Linked Bond. Bond linked to the sustainability commitment to reduce 15% of CO_2 Scope 1 and 2, baseline 2017

Rating

On November 29, 2022, S&P Global Ratings revised the outlook for Braskem Idesa S.A.P.I. from stable to negative and confirmed its credit rating at 'B+'.

6.	ESG
6.1	ENVIRONMENTAL
6.1.1	Circular Economy

Recycled Sales

43

▪	Brazil: increased in relation to 3Q22 (+20%) and 4Q21 (+94%), due to the increase in demand for resins with recycled content and the inclusion of circular PVC[30] in the portfolio. In relation to the circular chemicals, sales decreased compared to 3Q22 (-37%) due to the lower product availability for sale, and increased in relation to 4Q21 (+258%) due to the inclusion of new circular products in the portfolio.
▪	United States & Europe: sales volume decreased compared to 3Q22 (-3%), due to lower demand in the period and seasonality. Compared to 4Q21, increased (+283%) due to the higher product availability, given the new contracts signed with recyclers.
▪	Mexico: increased compared to 3Q22 (+14%). Compared to 4Q21, the sales of resins with recycled content decreased (-22%), due to PE price dynamics in the region.

6.1.2	Ecoindicators[31]

In 2022, the eco-efficiency indicators of the Company’s plants were mainly affected by the lower production volume in the period.

Ecoefficiency in water consumption increased (+3%) compared to prior year, mainly due to equipment cleaning and unscheduled shutdowns. The generation of effluents remained stable in relation to 2021.

In the year, the solid waste generation eco-indicator increased (+25%), due to (i) the improvement project in the Logistic Terminal of Rio Grande do Sul and improvements in the wastewater treatment system in the petrochemical complex of ABC; and (ii) the scheduled maintenance shutdown in Rio Grande do Sul.

Energy consumption increased (+2%) compared to 2021, impacted by the lower production in the period, the lower energy efficiency of critical equipment and scheduled maintenance shutdowns.

6.2	SAFETY AND SOCIAL RESPONSIBILITY

HEALTH AND SAFETY

▪	People Safety: in 2022, the consolidated reported and lost time injury-frequency rate was 0.85 event per million hours worked, lower (-1%) than 2021 and below the industry average[32]. This is the lowest rate of the last six years, and the reduction is a result of the advances related to the Human Reliability Program, which works to raise awareness on safety and preventing workplace accidents, such as completion of the activities for the safety of contractors in Brazil. The lost-time Injury Frequency Rate, which considers both Team Members and Partners, was 0.30 event per million hours worked, which represents a decrease of 14% in relation to the index in 2021.

30 PVC Circular is a PVC resin recovered from production processes within the Company's polymerization plants, and can be used in various applications, such as coatings, footwear, tiles and hoses.

31 Data may be revised depending on internal updates.

32 The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The latest data is for 2018.

44

▪	Process Safety: in 2022, the TIER 1 rate[33] was of 0.08 event per million hours worked, an increase (+14%) from the previous year. The rate maintains Braskem on the same level with its peers in the global chemical industry considered industry references in safety. The TIER 2 rate[34] was 0.35 event per million hours worked.

SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

▪	Private Social Investment, Donations and Volunteer Actions: in 2022, the Company allocated around R$33 million (US$6.4 million) to 153 social initiatives in Brazil, Mexico, United States and Europe, directly benefiting more than 610,000 people.
▪	Human Rights: incorporation of human rights risks into the Enterprise Risk Management (ERM), as well as the development of action plans for each of them, as a result of the Due Diligence on Human Rights initiated in 2021.
▪	Plastitroque Project: project that highlights the importance of recycling, raise awareness and promote the proper disposal of plastic waste. In 2022, 18 editions were held in the 5 states where Braskem has operations, with 33 tons of plastic collected and over 6,400 people and 18 cooperatives benefitted.
▪	Donations of Food Staples: around of R$5 million for the distribution of 56,700 food staple boxes in the five states where Braskem has operations, benefiting more than 178,000 people.
▪	Inauguration of the Recycling Center (USA): through private social investment, Braskem financed a new waste collection center that allows Marcus Hook residents to recycle their common housewares, ensuring access to recycling services for 2,400 people.

6.3	CORPORATE GOVERNANCE

ESG Monitoring by BoD35: the Board of Directors and its Advisory Committees regularly evaluate the progress achieved in the Company’s ESG practices, which include monitoring the assessment of corporate risks related to the topic. In 4Q22, the following topics were covered:

(i)	Approval of (i) the annual Assessment of the Board of Directors, its individual members, its Advisory Committees and the Executive Secretary, as well as the independent consultancy that will carry out the assessment; and (ii) the Succession Plan for the Statutory Board and the Compliance Officer, with the aim of ensuring the best Corporate Governance practices in the market.
(ii)	Periodic discussion in the Board of Directors and its Advisory Committees evaluating the evolution of the Company's ESG practices, including monitoring the assessment of corporate risks related to the theme and projects and practices related to the theme.
(iii)	Approval of the Braskem S.A. Related Party Transactions Policy update.

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On December 31, 2022, Braskem’s stock was quoted at R$23.76/share (BRKM5) and US$9.20/ share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e

33 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

34 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

35 Board of Directors

45

Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

7.2	CORPORATE DEBT SECURITIES PERFORMANCE

46

8.	LIST OF ANNEXES:

47

ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring EBITDA Calculation

48

ANNEX III

Indicators

Indicators US$ million	4Q22 (A)	3Q22 (B)	4Q21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	- 32	371	1,135	n.a.	n.a.
EBITDA Margin[1]	-1%	8%	22%	*-9 p.p.*	*-23 p.p.*
SG&A/Net Revenue (%)	8%	5%	5%	*3 p.p.*	*3 p.p.*
Financial[2]					
Adjusted Net Debt	4,663	4,639	5,061	1%	-8%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	2.42x	1.55x	0.94x	57%	156%
Recurring EBITDA (LTM)/Interest Paid (LTM)	4.95	8.42	13.07	-41%	-62%
Company Valuation					
Share Price (Final)[4]	4.6	4.9	9.9	-6%	-54%
Shares Outstanding (Million)[5]	797	797	796	0%	0%
Market Cap	3,627	3,866	7,905	-6%	-54%
Adjusted Net Debt	5,984	6,004	6,477	0%	-8%
Braskem	4,663	4,639	5,061	1%	-8%
Braskem Idesa (75%)	1,321	1,365	1,416	-3%	-7%
Enterprise Value (EV)[6]	10,863	11,207	15,755	-3%	-31%
Recurring EBITDA LTM	1,994	3,121	5,490	-36%	-64%
Braskem	1,796	2,802	5,024	-36%	-64%
Braskem Idesa (75%)	198	319	466	-38%	-58%
EV/Recurring EBITDA LTM	5.4x	3.6x	2.9x	52%	90%
FCF Yield (%)	18%	26%	23%	*-8 p.p.*	*-5 p.p.*
TSR (%)[7]	-6%	-32%	21%	*26 p.p.*	*-27 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

49

ANNEX IV

Consolidated Balance Sheet

50

ANNEX V

Consolidated Cash Flow

51

ANNEX VI

Braskem Idesa Income Statement

ANNEX VII

Braskem Idesa Balance Sheet

52

ANNEX VIII

Braskem Idesa Cash Flow

53

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.